EXHIBIT 12.1
CONEXANT SYSTEMS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Six Fiscal Months
	Ended	Fiscal Years
	April 3,
	2009	2008	2007	2006	2005	2004
Loss before income taxes	$(24,061)	$(128,944)	$(218,059)	$(95,255)	$(134,912)	$(284,207)

Add: loss (income) from equity method investments	1,681	(2,804)	(51,182)	8,164	10,642	(14,422)

Add: fixed charges-
Interest expense, including amortization of debt issuance costs	11,984	31,598	40,783	34,377	29,935	26,952
Interest element of rent expense	501	1,414	655	789	1,055	1,065

Total fixed charges	12,485	33,012	41,438	35,166	30,990	28,017

Total losses available for fixed charges	$(9,895)	$(98,736)	$(227,803)	$(51,925)	$(93,280)	$(270,612)

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of calculating this ratio, earnings consist of loss from continuing operations before (i) income taxes, (ii) income (loss) from equity method investments and (iii) fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the portion of rent expense which we believe is representative of the interest component of rental expense. Earnings were insufficient to cover fixed charges by $9.9 million for the six fiscal months ended April 3, 2009 and $98.7 million, $227.8 million, $51.9 million, $93.3 million and $270.6 million for fiscal years 2008, 2007, 2006, 2005 and 2004 respectively.